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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 14D-9
          Solicitation/Recommendation Statement Under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                                 Amendment No. 2

                        State Auto Financial Corporation
                        --------------------------------
                            (Name of Subject Company)

                        State Auto Financial Corporation
                        --------------------------------
                      (Name of Person(s) Filing Statement)

                        Common Shares, without par value
                        --------------------------------
                         (Title of Class of Securities)

                                   855-707105
                                   ----------
                      (CUSIP Number of Class of Securities)


                              John R. Lowther, Esq.
              Senior Vice President, General Counsel and Secretary
                        State Auto Financial Corporation
                              518 East Broad Street
                            Columbus, Ohio 43215-3976
                                (614) 464-5000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notice and Communications on
                    Behalf of the Person(s) Filing Statement)

                                 with copies to:

                              John P. Beavers, Esq.
                              Bricker & Eckler LLP
                             100 South Third Street
                              Columbus, Ohio 43215
                                 (614) 227-2361
                       ----------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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                                TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Item 4.    The Solicitation or Recommendation............................   1
Item 5.    Persons/Assets Retained, Employed, Compensated or Used........   3
Item 8.    Additional Information to be Furnished........................   3
Item 9.    Exhibits......................................................   4
















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This Amendment No. 2 to Schedule 14D-9 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9 as amended and restated by Amendment No. 1 filed on September 12, 2003.

Capitalized terms used but not defined herein have the meanings ascribed to them in Amendment No. 1 to the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

      Item 4(b) is amended by modifying the disclosure under the heading "Reasons for the Recommendation of the Board of Directors" to read as follows:

      Reasons for the Recommendation of the Board of Directors.

            On September 1, 2003, the Company's Board of Directors and its Special Committee were informed that State Auto Mutual's board of directors, based on the unanimous recommendation of its independent committee, had unanimously determined:

            - To oppose and reject the Tender Offer because it is not in the best interests of State Auto Mutual, its policyholders and other constituencies;

            - To decline and refuse to turn over control of State Auto Mutual and its affiliates, including the Company, to Shepard because such transfer of control would not be in the best interests of State Auto Mutual, its policyholders and other constituencies;

            - To decline and refuse to issue the surplus notes or to provide other financing to Shepard or Offeror to finance the Tender Offer; and

            - To vote State Auto Mutual's shares of the Company (66.9% of the Company's outstanding Shares) against approval of the Tender Offer at any shareholder meeting that may be called to consider the same.

      The Company's Board of Directors and Special Committee unanimously believe that the unanimous decisions of the board of directors of State Auto Mutual, based on the unanimous recommendation of its independent committee to oppose and reject the Tender Offer and to decline and refuse to turn over control of State Auto Mutual and its affiliates, including the Company, mean that the Tender Offer's Change of Control Condition (as described in Item 2 above) cannot be met and that, therefore, it is impossible for Shepard and Offeror to complete the Tender Offer, and the Tender Offer is illusory.

      The Company's Board of Directors and Special Committee unanimously believe that the unanimous decisions of the board of directors of State Auto Mutual, based on the unanimous recommendation of its independent committee, not to issue $300 million of surplus notes of State Auto Mutual - the only source of financing identified in the

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Schedule TO - or to provide any other form of financing to Shepard or Offeror mean that the Tender Offer's Financing Condition (as described in Item 2 above) cannot be met and that, therefore, it is impossible for Shepard and Offeror to complete the Tender Offer, and the Tender Offer is illusory.

      The Company's Board of Directors and Special Committee unanimously believe that the unanimous decision of the board of directors of State Auto Mutual, based on the unanimous recommendation of its independent committee, to vote its shares of the Company (66.9% of the Company's outstanding common shares) against approval of the Tender Offer if submitted to a vote of the Company's shareholders pursuant to the Control Share Acquisition Statute means that the Tender Offer's State Auto Mutual Approval Condition (as described in Item 2 above) cannot be met; therefore, (i) the Tender Offer would not receive the required affirmative vote for approval if submitted to such a vote and could not be completed under Ohio law, (ii) it is impossible for Shepard and Offeror to complete the Tender Offer, and (iii) the Tender Offer is illusory.

      The members of the Board of Directors and the Special Committee did not find it practicable to assign relative weights to the foregoing factors. The recommendation of the Board of Directors and the Special Committee was made after considering the totality of the information and factors involved. In addition, individual members of the Board of Directors or the Special Committee may have given different weight to different factors.

      The Company has been advised that, in making the foregoing determinations, the State Auto Mutual board of directors considered the report of its independent committee, which after considering the advice of an independent financial advisor and independent legal counsel, concluded (i) that the Proposed Transaction made no economic sense and that it would not be responsible or prudent for State Auto Mutual to finance the bulk of the Tender Offer and then voluntarily surrender control to Shepard, (ii) that no potential synergies would result from the Proposed Transaction because Shepard's acquiring entity does not conduct any business and has no assets, (iii) that Shepard had not proposed any plan to improve the operations of State Auto Mutual, which is already well managed based on traditional performance measures, (iv) that State Auto Mutual would not derive any material benefit from the participation of Shepard or his acquiring entity in the Proposed Transaction, and (v) that the financial benefits claimed by Shepard to result from the Proposed Transaction are illusory and highly speculative and cannot be used to justify the substantial costs and expenses and loss of control rights that State Auto Mutual would incur, especially in light of the conclusion of its financial advisor that, even under the most advantageous accounting treatment potentially permissible, the resulting increase in State Auto Mutual's policyholders' surplus would be small in relation to the costs incurred by it in the Proposed Transaction and likely temporary in nature, with the lasting effects on policyholders' surplus most likely being negative.

      Also, the Company has been advised that in making the determinations referenced above, State Auto Mutual's board of directors concluded, after consultation with its independent financial and legal advisors, that: (i) it is unlikely that the notes required to



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be issued by State Auto Mutual in the Proposed Transaction would be approved by insurance regulatory authorities as surplus notes as represented by Shepard;
(ii) the Proposed Transaction (giving effect to repayment of the notes) would likely result in State Auto Mutual recording a decrease in policyholders' surplus, rather than an increase as represented by Shepard, of approximately $400 million under applicable statutory accounting principles; (iii) the Proposed Transaction would result in $157 million of goodwill, which would contribute to the anticipated decrease in State Auto Mutual's statutory surplus;
(iv) because the notes required to be issued by State Auto Mutual in the Proposed Transaction would have to be repaid in two years, the repayment, augmented by the potential large decrease in surplus, may put negative pressure on State Auto Mutual's financial strength ratings; and (v) State Auto Mutual may incur up to $78 million in pre-tax interest and transaction expense as a result of the Proposed Transaction, which would significantly reduce State Auto Mutual's operating results over the next two years.

      Finally, the Company has been advised that in making the determinations referenced above, State Auto Mutual's Board also considered that (i) American Union Insurance Company, of which Shepard had been Chairman, President, and 50 percent shareholder over the past 18 years, had been sold in pieces to the point it had only minimal written premium in 2002, and a combined ratio (losses and expenses divided by premium) of 334 percent; and (ii) Illinois Healthcare, of which Shepard had been Chairman and President since its founding, became insolvent and was liquidated by the Illinois Department of Insurance, leaving a reported 26,000 insureds in Ohio, Indiana, and Illinois without coverage from that company.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

      Item 5 is amended and supplemented by adding at the end thereof the following:

      By letter agreement dated September 25, 2003, the Company engaged Georgeson Shareholder Communications, Inc. ("Georgeson") to act as information agent in connection with the Offer. Georgeson's services as information agent include, in addition to dissemination of the Company's communications to shareholders, advice and consultation regarding the Offer as well as any shareholder meeting demanded by Mr. Shepard as part of his Proposed Transaction. Georgeson will receive reasonable customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith. The Company has agreed to indemnify Georgeson against certain liabilities arising out of or in connection with the engagement.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

      Item 8(a) is amended and supplemented by adding at the end of the discussion under the heading "Litigation" the following:



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      Recent Developments. On October 16, 2003, the Company filed a Current
Report on Form 8-K containing a press release issued by STFC on that date announcing that:

      - The United States District Court dismissed the lawsuit filed by Shepard and Purchaser alleging that directors of STFC and State Auto Mutual breached their fiduciary duty in connection with the Tender Offer; and

      - In order to resolve, once and for all, issues that Shepard has raised, STFC and State Auto Mutual then filed suit in Franklin County Common Pleas Court against Shepard and Purchaser seeking a declaratory judgment that STFC directors were not obligated under the Ohio Control Share Acquisition statute to call a shareholders meeting to approve Shepard's and Offeror's purchase of Shares, and that directors did not breach any fiduciary duty to minority shareholders.

A copy of the October 16, 2003 press release is attached as Exhibit 99a(9). The lawsuit filed in Franklin County Common Pleas Court referenced above was thereafter amended to include the directors of each of STFC and State Auto Mutual along with STFC and State Auto Mutual as plaintiffs.

Item 8(c) is amended and restated in its entirety to read as follows:

(c) Forward-looking Statements.

      Forward-looking Statements. Certain statements made in this Statement indicating the Company's or management's or its board of directors' or any board of directors committee's intentions, beliefs, expectations or predictions for the future are forward-looking statements. Such forward-looking statements are not guarantees of future performance and may involve known and unknown risks, uncertainties and other factors including those detailed from time to time in the Company's filings with the SEC.

ITEM 9. EXHIBITS.



ITEM          EXHIBIT
NO.           NO.              DESCRIPTION OF EXHIBIT
----          -------          ----------------------

a(1)          99a(1)   STFC Press Release issued September 2, 2003(1)

a(2)          99a(2)   Letter from State Auto Mutual to Shepard dated
                       June 4, 2003(1)

a(3)          99a(3)   Letter from State Auto Mutual to Shepard dated
                       June 13, 2003(1)

a(4)          99a(4)   Letter from State Auto Mutual to Shepard dated
                       June 30, 2003(1)

a(5)          99a(5)   Letter from Robert H. Moone, Chairman and Chief
                       Executive Officer of STFC, to Shepard dated
                       September 2, 2003(1)





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a(6)     99a(6)   Letter from Robert H. Moone, Chairman and Chief Executive
                  Officer of State Auto Mutual, to Shepard dated September 2, 2003(1)

a(7)     99a(7)   Letter from Robert H. Moone, Chairman and Chief Executive
                  Officer of STFC, to Shepard dated June 6, 2003(2)

a(8)     99a(8)   Letter to STFC's shareholders dated September 12, 2003(2)

a(9)     99a(9)   STFC Press Release issued October 16, 2003(3)

e(1)     99e(1)   STFC 2003 Proxy Statement(1)

e(2)     99e(2)   Amended and Restated Put Agreement(1)

e(3)     99e(3)   Amended and Restated Credit Agreement(1)

e(4)     99e(4)   Amended and Restated Standby Purchase Agreement(1)

e(5)     99e(5)   STFC Code of Regulations(1)

e(6)     99e(6)   Indemnification Agreement(1)


(1)   Included with the Company's Solicitation/Recommendation Statement on
      Schedule 14D-9 originally filed by STFC on September 2, 2003.

(2) Included with Amendment No. 1 to the Company's Solicitation/Recommendation Statement on Schedule 14D-9 filed by STFC on September 12, 2003.

(3)   Filed with this Amendment.


                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          STATE AUTO FINANCIAL CORPORATION

Dated:  October 20, 2003                  By /s/ John R. Lowther
                                            ----------------------------------
                                            John R. Lowther
                                            Senior Vice President, General
                                            Counsel and Secretary



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                                  EXHIBIT INDEX

ITEM    EXHIBIT
NO.     NO.      DESCRIPTION OF EXHIBIT
----    -------  ----------------------

a(1)    99a(1)   STFC Press Release issued September 2, 2003(1)

a(2)    99a(2)   Letter from State Auto Mutual to Shepard dated June 4, 2003(1)

a(3)    99a(3)   Letter from State Auto Mutual to Shepard dated June 13, 2003(1)

a(4)    99a(4)   Letter from State Auto Mutual to Shepard dated June 30, 2003(1)

a(5)    99a(5)   Letter from Robert H. Moone, Chairman and Chief Executive
                 Officer of STFC, to Shepard dated September 2, 2003(1)

a(6)    99a(6)   Letter from Robert H. Moone, Chairman and Chief Executive
                 Officer of State Auto Mutual, to Shepard dated September 2,
                 2003(1)

a(7)    99a(7)   Letter from Robert H. Moone, Chairman and Chief Executive
                 Officer of STFC, to Shepard dated June 6, 2003(2)

a(8)    99a(8)   Letter to STFC's shareholders dated September 12, 2003(2)

a(9)    99a(9)   STFC Press Release issued October 16, 2003(3)

e(1)    99e(1)   STFC 2003 Proxy Statement(1)

e(2)    99e(2)   Amended and Restated Put Agreement(1)

e(3)    99e(3)   Amended and Restated Credit Agreement(1)

e(4)    99e(4)   Amended and Restated Standby Purchase Agreement(1)

e(5)    99e(5)   STFC Code of Regulations(1)

e(6)    99e(6)   Indemnification Agreement(1)


(1)   Included with the Company's Solicitation/Recommendation Statement on
      Schedule 14D-9 originally filed by STFC on September 2, 2003.

(2) Included with Amendment No. 1 to the Company's Solicitation/Recommendation Statement on Schedule 14D-9 filed by STFC on September 12, 2003.

(3)   Filed with this Amendment.